BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005

October 17, 2019

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Gregory Dundas

Re:	BeyondSpring Inc. Registration Statement on Form F-3 (File No. 333-234193)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BeyondSpring Inc. hereby requests acceleration of the effectiveness of its Registration Statement on Form F-3 (File No. 333-234193), so that it will become effective at 12:00 p.m., Eastern Time on Monday, October 21, 2019 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3000, and that such effectiveness also be confirmed in writing.

Very truly yours,

BeyondSpring Inc.

By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chief of Executive Officer